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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No.   )*

                                Koger Equity, Inc.
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                    50022 81 01
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 February 8, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 50022 81 01
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     AF,WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                889,200*
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               889,200*
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     889,200*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%*
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14   TYPE OF REPORTING PERSON*
     OO
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

*Includes 23,700 warrants to purchase shares of common stock

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CUSIP No. 50022 81 01

     This original Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. (the "Fund"), an Ohio limited liability company, for the purpose of reporting certain acquisitions by the Fund of (i) shares of common stock, $0.01 par value per share, of Koger Equity, Inc., a Florida real estate investment trust; and (ii) warrants to purchase shares of common stock, $0.01 par value per share, of Koger Equity, Inc. (the "Warrants").

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Koger Equity, Inc., a Florida real estate investment trust ("Koger"), which has its principal executive offices at 3986 Boulevard Center Drive, Suite 101, Jacksonville, Florida 32207.

Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is Turkey Vulture Fund XIII, Ltd. (the "Fund"). Richard M. Osborne is the sole manager of the Fund.

     (b) The business address of the Fund and Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund and Mr. Osborne.

     (e)  Negative with respect to the Fund and Mr. Osborne.

     (f) The Fund is an Ohio limited liability company. Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares and Warrants reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $9.3 million. The 18,700 Warrants reported herein as having been acquired by the Fund on January 15, 1996 and February 5, 1996 were contributed to the Fund by the Richard M. Osborne Trust (the "Trust"), which is a member of the Fund. The Trust paid the approximate aggregate price of $80,000 for such Warrants, which consideration was comprised of Trust funds and margin debt from Everen Securities, Inc. ("Everen"). The Trust funds used to acquire such Warrants were contributed to the Trust by Mr. Osborne from his personal funds. The Warrants acquired by the Trust were contributed by the Trust to the Fund for a combination of Fund working capital and the Fund's assumption of the Trust's Everen margin debt. The Fund acquired the other Shares and Warrants with a combination of working capital of the Fund and margin debt from Everen;

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CUSIP No. 50022 81 01

Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"); and Smith Barney, Inc. ("Smith Barney").

     Interest on the Smith Barney margin debt is charged in accordance with Smith Barney's policy. Interest charges, if not paid, are added to the debit balance for the next interest period. Smith Barney has a lien on certain Shares reported herein as having been acquired by the Fund. Smith Barney may impose margin requirements more stringent than those required by law or exchange regulations. A copy of the agreement setting forth the general terms of the Smith Barney margin debt is attached hereto as Exhibit 7.1.

     On April 26, 1995, the Fund, Smith Barney and Mr. Osborne entered into a separate agreement regarding the Smith Barney margin debt. Under that agreement, Smith Barney will not call for additional maintenance margin if the Fund meets the minimum equity requirement in its Smith Barney account (the "Account") of 45%. Pursuant to the terms of the agreement, the minimum equity requirement increases to 50% on April 11, 1996. As of January 28, 1996, the aggregate equity percentage in the Account was in excess of 70%. On or after May 11, 1996, Smith Barney has the right to set new margin maintenance requirements in accordance with Smith Barney's margin maintenance policy. A copy of the agreement setting forth these additional terms of the Smith Barney margin debt is attached hereto as Exhibit 7.2.

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on the Warrants and certain of the Shares reported herein as having been acquired by the Fund. A copy of the agreements setting forth the terms of the Trust and the Fund's Everen margin debt is attached hereto as Exhibit 7.3 and 7.4, respectively.

     Interest on the DLJ margin debt is charged in accordance with DLJ's usual custom, at a rate permitted by the laws of the State of New York. Interest charged at the close of a charge period is added to the opening balance for the next charge period unless paid. DLJ has a lien on certain Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the DLJ margin debt is attached hereto as Exhibit 7.5.

Item 4.   Purpose of Transaction.

     The Fund purchased the Shares and Warrants for the purposes of investment. Depending on market conditions, developments with respect to Koger's business and other factors, the Fund reserves the right to dispose of or acquire additional Shares or Warrants. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Fund does not presently have any plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Koger or any of its subsidiaries;

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CUSIP No. 50022 81 01

     (ii) the sale or disposition of a material amount of assets of Koger or any of its subsidiaries;

    (iii) a change in the present board of directors or management of Koger;

     (iv) a material change in the present capitalization or dividend policy of Koger;

      (v) a material change in the business or corporate structure of Koger;

     (vi) a change to the articles of incorporation or bylaws of Koger or an impediment to the acquisition of control of Koger by any person;

    (vii) the delisting from any national securities exchange of the Shares or the Warrants;

   (viii) a class of equity securities of Koger becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (ix) any action similar to any of those enumerated in (i) through (viii) above.

     Subject to applicable laws and regulations, the Fund may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Koger, there are 17,750,515 Shares actually outstanding. If the Fund exercised the Warrants, there would be 17,774,215 Shares outstanding.

          The Fund beneficially owns 865,500 Shares and 23,700 Warrants, or approximately 5.0% of the Shares that would be outstanding if the Warrants were exercised. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares and Warrants.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) During the past 60 days, the Fund purchased 650,800 Shares and 23,700 Warrants. 18,700 of the Warrants were contributed to the Fund by the Trust in two private transactions on January 15, 1996 and February 5, 1996. All of the Shares and 5,000 of the Warrants were purchased by the Fund in open market transactions. During the past 60 days, the Fund has made the following open market purchases:

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CUSIP No. 50022 81 01

                                        Approx.
                                     Per Share Price
                    Number of Shares   Excluding      Description of
        Date          or Warrants      Commission       Securities*
  ----------------  ---------------- ---------------  --------------
  December 18, 1995        4,000        $  9.75             S
  December 18, 1995        1,900        $  9.63             S
  December 19, 1995        4,000        $  9.69             S
  December 19, 1995        1,700        $  9.75             S
  December 20, 1995        4,600        $ 10.00             S
  December 20, 1995          400        $  9.94             S
  December 21, 1995       28,600        $  9.94             S
  December 22, 1995       16,100        $ 10.00             S
  December 22, 1995        4,000        $ 10.00             S
  December 26, 1995          700        $ 10.00             S
  December 26, 1995        2,000        $  9.94             S
  December 27, 1995       10,000        $ 10.25             S
  December 28, 1995        3,500        $ 10.25             S
  December 29, 1995       62,500        $ 10.50             S
  December 29, 1995          500        $ 10.25             S
  December 29, 1995          700        $ 10.38             S
  January 2, 1996         10,000        $ 10.88             S
  January 2, 1996         10,100        $ 11.00             S
  January 5, 1996          3,000        $  4.38             W
  January 7, 1996        225,500        $ 10.89             S
  January 9, 1996        170,000        $ 11.00             S
  January 11, 1996         2,000        $  4.38             W
  January 15, 1996        23,000        $ 11.25             S
  January 17, 1996         1,900        $ 11.38             S
  January 18, 1996           500        $ 11.38             S
  January 19, 1996         3,000        $ 11.50             S
  January 22, 1996         2,000        $ 11.50             S
  January 23, 1996           500        $ 11.50             S
  January 24, 1996         1,700        $ 11.50             S
  January 25, 1996           500        $ 11.50             S
  January 26, 1996         1,000        $ 11.50             S
  February 2, 1996         1,200        $ 12.00             S
  February 6, 1996        30,700        $ 12.13             S
  February 8, 1996         1,500        $ 12.00             S
  February 8, 1996         2,500        $ 12.13             S

     *  "S" represents Shares and "W" represents Warrants.

     The Trust acquired the Warrants reported herein as having been acquired by it in the following open market purchases:

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CUSIP No. 50022 81 01

                                                Approx. Per Share Price
           Date           Number of Warrants    (Excluding Commissions)
     ---------------      ------------------    -----------------------
     January 3, 1996             1,000                 $4.13
     January 3, 1996             1,000                 $4.25
     January 4, 1996             3,000                 $4.38
     January 4, 1996             3,000                 $4.38
     January 4, 1996             2,000                 $4.38
     January 4, 1996             4,000                 $4.38
     January 8, 1996             2,000                 $4.31
     January 8, 1996             2,500                 $4.31
     January 15, 1996              200                 $4.38

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1         --   Smith Barney Client Agreement

     Exhibit 7.2         --   Agreement among Mr. Osborne, the Fund and Smith
                              Barney, dated April 26, 1995

     Exhibit 7.3         --   General Account Agreement Letter to Everen from
                              the Richard M. Osborne Trust

     Exhibit 7.4         --   General Account Agreement Letter to Kemper
                              Securities, Inc. (predecessor-in-interest to
                              Everen) from Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.5         --   DLJ Customer Agreement

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CUSIP No. 50022 81 01

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 1996                     Turkey Vulture Fund XIII, Ltd.

                                             /s/Richard M. Osborne
                                             ------------------------------
                                              Richard M. Osborne, Manager










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                                Exhibit Index

     Exhibit 7.1    --   Smith Barney Client Agreement

     Exhibit 7.2    --   Agreement among Mr. Osborne, the Fund and Smith
                         Barney, dated April 26, 1995

     Exhibit 7.3    --   General Account Agreement Letter to Everen from the
                         Richard M. Osborne Trust

     Exhibit 7.4    --   General Account Agreement Letter to Kemper Securities,
                         Inc. (predecessor-in-interest to Everen) from Turkey
                         Vulture Fund XIII, Ltd.

     Exhibit 7.5    --   DLJ Customer Agreement